 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________________________
 FORM 11-K
  __________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number 1-8519
  __________________________________________________
CINCINNATI BELL
RETIREMENT SAVINGS PLAN
  __________________________________________________
 CINCINNATI BELL INC.
221 East Fourth Street
Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Cincinnati Bell Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Cincinnati Bell Retirement Savings Plan (the “Plan”) as of December 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 30, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 22, 2011

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(DOLLARS IN THOUSANDS)

	December 30,
	2010	2009
Investments
Investment in Master Trust	$150,775	$139,357
Notes Receivable
Participant loans	3,122	2,970
Net assets available for benefits at fair value	153,897	142,327
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(149)	234
Net assets available for benefits	$153,748	$142,561

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2010
(DOLLARS IN THOUSANDS)

Net assets available for benefits as of December 30, 2009	$142,561

Contributions:
Employee	10,328
Employer	3,299
Total contributions	13,627

Investment income from Master Trust	14,970

Interest on participant loans	163

Transfers from other Company-sponsored plans, net	491

Distributions:
Benefits paid to participants	18,042
Administrative expense paid by the Plan	22
Total distributions	18,064

Net increase in assets available for Plan benefits	11,187

Net assets available for benefits as of December 30, 2010	$153,748

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.
General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (together with its subsidiaries, the “Company” or “Cincinnati Bell”) and administered generally through the Company Employees’ Benefit Committee.

The Plan is, subject to certain exceptions, currently available to all employees of the Company who are not hourly employees. Hourly employees are generally defined as employees either (i) who are represented by a collective bargaining unit (unless the applicable collective bargaining agreement requires their participation in the Plan) or (ii) whose position is an hourly-paid position that is or at any prior time had been otherwise subject to automatic wage progression or covered under the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company). However, an hourly employee hired on or after February 1, 2008 and in a position described in clause (ii) above, is generally eligible for the Plan.
In addition, certain other classes of employees (including but not limited to co-op students, interns, temporary employees and contingency employees) are ineligible to participate in the Plan.
These Notes to Financial Statements provide a brief description of certain provisions of the Plan, but do not constitute a document under which the Plan is operated, and, in the event of any conflict between these Notes to Financial Statements and the Plan documents, the Plan documents shall control. Participants must refer to the Plan documents and to the summary plan description for further details of the Plan, which was amended and restated on December 28, 2010.
The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).
In accordance with FASB Accounting Standards Codification (“ASC”) 962 - Plan Accounting - Defined Contribution Pension Plans, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis for the fully benefit-responsive investment contracts.

b.
Employee Contributions: Upon commencement of employment by the Company, the Plan generally permits each participant to contribute each pay period, in before-tax dollars, any amount that is a whole percent up to a maximum of 75% of the participant’s plan compensation. A participant’s plan compensation for each plan year is only considered up to the maximum per the Code, which was $245,000 for the plan year ended December 30, 2010.

The Plan provides for newly eligible participants to be automatically enrolled into the Plan and contribute 3% of their plan compensation, which is invested in the Plan’s default investment option, an age specific Vanguard Target Retirement Fund. Plan participants may elect to change their contribution and investment elections or discontinue participation in the Plan at any time.
The amount of a participant’s contributions for any calendar year generally cannot exceed $16,500, the legal limit in 2010. If the participant is age 50 or older by the end of the calendar year, the participant is also allowed to make additional before-tax contributions up to $5,500, the maximum amount per the Code in 2010. The amount of a participant’s contributions is subject to additional provisions under the Code, which could further limit the amount of a participant’s contributions for any plan year.
Participant contributions are allocated to the participant’s account under the Plan (“Plan account”). A participant is always fully vested in the part of the Plan account attributable to employee contributions.
A participant is generally not subject to federal income tax on the amount of employee contributions to the Plan or on the earnings on those contributions until the amounts are distributed from the Plan to the participant.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

c.
Employer Contributions: Under the current terms of the Plan (which applied to all pay days occurring in the Plan's plan year ending December 30, 2010) the Company made matching contributions for each participant in an amount equal to the sum of: (i) 100% of the portion of the participant's contributions to the Plan for such pay period that were not in excess of 3% of his or her plan compensation for such pay period, and (ii) 50% of the portion of his or her contributions to the Plan for such pay period that were in excess of 3% but not in excess of 5% of the participant's plan compensation for such pay period. The amount of matching contributions made for a participant is subject to additional provisions under the Code, which could limit the amount of the matching contributions made for a participant for any plan year.

The Plan's provisions generally allow for the amount in a forfeiture account to be used to reduce future employer contributions, and in 2010, the Company received approval from the Internal Revenue Service to use the amounts in the forfeiture account to reduce employer contributions by $1,835,771 during the 2010 plan year.
Matching contributions are generally made on a bi-weekly basis under the current practice of the Company and must be made by the end of the first full month that ends after the participants' related contributions are made.
The Company's matching contributions for a participant are allocated to the participant's Plan account. In general, a participant is fully vested in the part of the Plan account attributable to the Company's matching contributions.
A participant is generally not subject to federal income tax on the amount of the matching contributions or on the earnings on these contributions until the amounts are distributed from the Plan to the participant.

d.
Rollovers: A participant may elect to rollover to the Plan an otherwise taxable distribution from another employer’s tax-qualified savings, profit sharing, or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any rollover contributions are allocated to the participant’s Plan account. A participant is always fully vested in the part of the Plan account attributable to rollover contributions.
A participant is generally not subject to federal income tax on the rollover contributions or on the earnings on the rollover contributions until the amounts are distributed from the Plan to the participant.

e.
Employee-Directed Investments: A participant can specify the manner in which contributions made by or for the participant to the Plan shall be invested in the available funds under the Plan and may elect to change the funds to which future contributions are allocated and transfer amounts held in the participant’s Plan account from one fund to another.

f.	Distributions to Participants: A participant may receive a distribution of all or a portion of the Plan account while employed by the Company, only in certain circumstances.
In general, a participant, while still employed by the Company, may withdraw, for any reason, the part of the Plan account attributable to: after-tax contributions (prior to December 20, 2004, the Plan accepted after-tax contributions); rollover contributions; and the Company’s matching contributions made for plan years that ended before December 31, 2000.
Further, a participant, while still employed by the Company, can withdraw amounts that are attributable to before-tax contributions if the withdrawal is required by reason of the participant’s hardship situation, which meets the rules set forth in the Plan concerning hardship withdrawals, or if the participant has reached at least age 59 1/2. Any hardship withdrawal does not include the earnings on before-tax contributions that were allocated after December 31, 1988.
Other than for the withdrawals described above, the distribution of a participant’s Plan account will generally occur only after the participant’s employment with the Company has terminated for any reason, including retirement, discharge, termination, disability, or death.
If the value of the participant’s Plan account is $1,000 or less, the participant’s account can be distributed, within a reasonable administrative period, in a lump sum and without the consent of the participant after the participant’s employment with the Company ends for any reason.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

g.
Participant Loans: Loans are available from the Plan to participants under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

A participant cannot have more than two outstanding loans from the Plan at any time. The minimum amount of any loan to a participant is $1,000, while the maximum amount cannot exceed the lesser of (i) 50% of the vested balance of the participant’s Plan account excluding amounts attributable to the participant’s contributions which were matched and the associated matching contributions from the Company for the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the participant’s before-tax contributions or (ii) $50,000 reduced by the highest outstanding balance of loans made to the participant from the Plan and other plans of the Company during the one year period preceding the new loan date.
The Company Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to a participant. In general, the interest rate is based on the prime rate plus 1.0% at the time the loan is made. As of December 30, 2010, interest rates on loans made under the Plan ranged between 4.3% and 10.5% per annum. For the Plan year ended December 30, 2010, a participant also paid to Fidelity a $35 origination fee for processing a new Plan loan and a $15 annual maintenance fee for the life of the loan.
In general, any loan to a participant must be repaid through payroll deductions and be collateralized by up to 50% of the participant’s Plan account. The minimum term of any loan to a participant is 6 months, and the maximum term of a loan is 60 months. A participant may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the participant with funds to purchase a primary residence.

h.	Investments: As of December 30, 2010, the following funds were available for investment under the Plan:

•	American Funds EuroPacific Growth Fund

•	Cincinnati Bell Inc. Common Stock Fund*

•	Fidelity Growth Company Fund*

•	Fidelity International Discovery Fund*

•	Fidelity Managed Income Portfolio II Fund*

•	Fidelity Mid-Cap Stock Fund*

•	Fidelity U.S. Equity Index Commingled Pool Fund*

•	LKCM Small Cap Equity Fund

•	PIMCO Total Return Fund

•	Vanguard Balanced Index Fund

•	Vanguard Mid-Cap Value Index Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Windsor II Fund
*     Party-in-interest funds

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

i.
Administrative Expenses: Administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Company. However, the Plan permits certain of these expenses to be paid from the Plan assets and allocated and charged to each participant’s account based on the proportion that such participant’s account balance bears to all account balances under the Plan.

j.
Transfer to/from Other Plans: If a Plan participant becomes a participant of the Cincinnati Bell Inc. Savings and Security Plan, another defined contribution plan sponsored by the Company, or if a participant of the Cincinnati Bell Inc. Savings and Security Plan becomes a participant of the Plan, the Plan account balance is generally transferred to and assumed by the recipient plan. These transfers are included in “Transfers from other Company-sponsored plans, net” on the Statement of Changes in Net Assets Available for Benefits.

k.
Uncertain Tax Positions: U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

l.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

m.
New Accounting Standards: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance was effective for reporting periods ending after December 15, 2010 and was applied retrospectively to all periods presented. As a result, participant loans of $2,970,639 as of December 31, 2009 were reclassified from Investments to Notes Receivable on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits was not affected by the adoption of this guidance.

(2)	Fair Value Measurements
The Plan’s investments in the Master Trust are stated at fair value. Mutual funds of the Plan are valued using the quoted market prices of the shares of each applicable mutual fund. The value of the Plan’s Cincinnati Bell Inc. Common Stock Fund was determined by the ending share values as last published by the New York Stock Exchange on December 30, 2010 and 2009. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted to contract value. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the common collective trust funds, plus earnings, less participant withdrawals and administrative expenses. The common collective trust funds impose certain restrictions on the Plan, and the common collective trusts may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the common collective trust funds to transact at less than contract value is not probable. Redemption for common collective trust funds is permitted daily and there are no unfunded commitments.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Observable inputs for identical instruments such as quoted market prices;
Level 2 - Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and
Level 3 - Unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.
There were no significant transfers between the fair value hierarchy levels in the year ended December 30, 2010. At December 30, 2010 and 2009, the fair value and its placement in the fair value hierarchy of the underlying assets of the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”) that are required to be measured at fair value on a recurring basis are as follows:

(dollars in thousands)	December 30, 2010	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$113,126	$113,126	$—	$—
Target date retirement funds	27,255	27,255	—	—
Fixed income funds	19,828	19,828	—	—
Balanced fund	2,321	2,321	—	—
Common collective trust funds
Stable value fund	24,253	—	24,253	—
Equity fund	12,071	—	12,071	—
Common stocks
Common shares of Cincinnati Bell Inc.	11,949	11,949	—	—
Total assets at fair value	$210,803	$174,479	$36,324	$—

(dollars in thousands)	December 30, 2009	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$99,700	$99,700	$—	$—
Target date retirement funds	21,585	21,585	—	—
Fixed income funds	18,708	18,708	—	—
Balanced fund	1,923	1,923	—	—
Common collective trust funds
Stable value fund	27,565	—	27,565	—
Equity Fund	11,133	—	11,133	—
Common stocks
Common shares of Cincinnati Bell Inc.	15,350	15,350	—	—
Total assets at fair value	$195,964	$157,266	$38,698	$—

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(3)	Interest in Master Trust
At December 30, 2010 and 2009, the Plan’s assets were held by the Master Trust. The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan.
The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (collectively the “Savings Plans”). Master Trust assets are allocated to the Savings Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Savings Plan. Net investment income, gains and losses, and expenses resulting from the collective investment of the assets are allocated to the Savings Plans in proportion to the fair value of the assets allocated to the Savings Plans.
As of December 30, 2010 and 2009, the Plan’s percentage of assets held in the Master Trust was 72% and 71%, respectively. The following table presents the fair value of the total investments held by the Master Trust, in which the Plan invests:

	December 30,
(dollars in thousands)	2010	2009
Mutual funds and common collective trust funds	$198,854	$180,614
Common shares of Cincinnati Bell Inc.	11,949	15,350
Net assets available to participating plans at fair value	$210,803	$195,964
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(240)	346
Net assets available to participating plans	$210,563	$196,310

During the plan year ended December 30, 2010, realized and unrealized gains and interest and dividends on investments held by the Master Trust were as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$885	$17,932	$3,714
Common shares of Cincinnati Bell Inc.	(459)	(2,460)	—
	$426	$15,472	$3,714

The Plan’s portion of the gains on the Master Trust’s investments and interest and dividends for the plan year ended December 30, 2010 was as follows:

	Gain (Loss) on Investments		Interest and Dividends
(dollars in thousands)	Realized	Unrealized
Mutual funds and common collective trust funds	$689	$13,161	$2,746
Common shares of Cincinnati Bell Inc.	(259)	(1,367)	—
	$430	$11,794	$2,746

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Based on fair value, the Plan’s share of the investments held in the Master Trust as of December 30, 2010 and 2009 that individually represent 5 percent or more of the Plan’s net assets available for plan benefits was as follows:

	December 30,
	2010	2009
(dollars in thousands)
Vanguard Windsor II Fund	$17,615	$16,763
Fidelity Growth Company Fund	15,811	13,297
Fidelity Mid-Cap Stock Fund	15,145	12,768
Fidelity Managed Income Portfolio II Fund	15,070	18,629
PIMCO Total Return Fund	14,934	14,123
American Funds EuroPacific Growth Fund	12,418	12,561
Fidelity U.S. Equity Index Commingled Pool Fund	8,732	7,926
LKCM Small Cap Equity Fund	8,472	*
Vanguard Mid-Cap Value Index Fund	8,030	6,966
Vanguard Target Retirement 2020	7,567	*
Cincinnati Bell Inc. Common Stock Fund	*	8,411

*    Investments did not exceed 5% of the Plan's net assets available for plan benefits

(4)	Amendment or Termination of the Plan
While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(5)	Tax Status
The Internal Revenue Service issued on October 15, 2002, a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator believes that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws (see Note 9).

(6)	Related Party Transactions
The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor and administrator of the Plan, and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the plan year were $21,946.
The amount of common stock of Cincinnati Bell Inc. held in the Master Trust for the Plan was 2,323,091 and 2,418,061 shares with a cost basis of $12,284,701 and $13,425,257 at December 30, 2010 and 2009, respectively.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(7)	Concentrations, Risks, and Uncertainties
The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. common stock. A change in the value of the stock could cause the value of the Plan’s net assets to change significantly due to this concentration.
The Plan provides for various investment options in money market funds, mutual funds, commingled funds, and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 30,
(dollars in thousands)	2010	2009
Net assets available for benefits per financial statements	$153,748	$142,561
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	149	(234)
Net assets available for benefits per the Form 5500	$153,897	$142,327

The following is a reconciliation of investment income per the financial statements to the Form 5500:

(dollars in thousands)	December 30, 2010
Investment income from Master Trust per financial statements	$14,970
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2009	234
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for the year ended December 30, 2010	149
Net investment gain per the Form 5500	$15,353

(9)    Subsequent Events

On January 28, 2011, the Company filed with the Internal Revenue Service a request for a new determination that the Plan, as completely restated on December 28, 2010, continues to meet the requirements of Code Section 401(a) and to be exempt from federal income taxes under Section 501(a) of the Code. As of the date this report was issued, but the Internal Revenue Service had not yet responded to that filing.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AS OF DECEMBER 30, 2010)
FORM 5500 SCHEDULE H, LINE 4(i)

Issuer	Description of Investment	Fair Value

Participant loans*	12 to 360 months (4.3% - 10.5%)	$3,122,261

*    Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

June 22, 2011	By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary – Employees’ Benefit Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm